UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CES SYNERGIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12517U104
(CUSIP Number)

June 16, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12517U104	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephanie Lee
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 3,604,058 shares of common stock
	6	Shared voting power 0
	7	Sole dispositive power 3,604,058 shares of common stock
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 3,604,058 shares of common stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 7.7%*
12	Type of reporting person IN

*

The percentage of shares beneficially owned as set forth herein is based on 46,860,500 shares of Common Stock outstanding as of August 31, 2015 as reported by the Issuer in its Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 22, 2015.

CUSIP No.	12517U104	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

CES Synergies, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
39646 FIG STREET P.O. BOX 1299 CRYSTAL SPRINGS, FL 33524

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Stephanie Lee. Ms. Lee is, among other activities, an investor engaged in investing for her own account.

Ms. Lee is the President of Type A Partners Inc. ("Type A"), a company organized under the laws of the State of Florida. Ms. Lee has been the sole owner of Type A since its inception.

Ms. Lee is the sole officer and director of Strategic Capital Markets Inc. ("SCM"), a company organized under the laws of the State of Florida.

SCM has held shares representing approximately 4% of the Company’s outstanding shares since November 2013. From November 2013 through June 16, 2015, SCM was equally owned by Ms. Lee and Jeff Chartier, a director of the Company since 2013. During that time, Ms. Lee and Mr. Chartier shared beneficial ownership and voting and investment control of the Company’s shares held by SCM.

On June 16, 2015, Mr. Chartier sold his ownership stake in SCM to Ms. Lee and resigned as an officer and director of SCM. As a result, Ms. Lee now has sole beneficial ownership and sole voting and investment control of the Company’s shares held by SCM.

As of June 16, 2015 Ms. Lee owns approximately 7.7% of the Company’s outstanding shares. Prior to that date, due to the shared ownership of SCM, neither Ms. Lee nor Mr. Chartier owned more than 5% of the Company’s shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Ms. Lee’s principal business office is located at 1301 47th Ave NE, St Petersburg, FL 33703.

Item 2(c).	Citizenship:

Ms. Lee is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 (the "Shares").

Item 2(e).	CUSIP Number:

12517U104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c):

This Item 3 is inapplicable.

CUSIP No.	12517U104	Page 4 of 5 Pages

Item 4.	Ownership.

(a) (b) Amount beneficially owned and Percent of Class:

Ms. Lee may be deemed the beneficial owner of 3,604,058 Shares, which constitutes approximately 7.7 % of the total number of Shares outstanding. This consists of (1) 2,147,871 shares held by SCM, an entity over which she has sole control; (2) 1,306,293 shares held by Type A, an entity over which she has sole control; and (3) 149,894 shares held in her name.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

3,604,058

		(ii)	Shared power to vote or to direct the vote

0

		(iii)	Sole power to dispose or to direct the disposition of

3,604,058

		(iv)	Shared power to dispose or to direct the disposition of

0

CUSIP No.	12517U104	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2015

By:	/s/ Stephanie Lee
Stephanie Lee

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).